Exhibit 99.2

INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

($ Canadian thousands)	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$198,787	$172,758
Accounts receivable (Note 2)	241,150	212,206
Contract assets (Note 2)	91,032	82,760
Inventories (Note 3)	244,004	172,687
Work-in-progress related to finance leases (Note 3)	63,639	36,169
Current portion of finance leases receivable (Note 6)	22,093	15,248
Income taxes receivable	4,097	3,732
Derivative financial instruments (Note 15)	2,438	294
Prepayments	37,916	13,853

Total current assets	905,156	709,707
Property, plant and equipment (Note 4)	99,613	96,414
Rental equipment (Note 4)	647,437	610,328
Lease right-of-use assets (Note 5)	46,684	49,887
Finance leases receivable (Note 6)	123,035	88,110
Deferred tax assets (Note 11)	10,199	9,293
Other assets	69,466	51,315
Intangible assets	6,564	10,118
Goodwill (Note 7)	543,070	566,270

Total assets	$2,451,224	$2,191,442

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$315,888	$240,747
Warranty provision	7,357	6,636
Income taxes payable	6,845	9,318
Deferred revenues (Note 8)	167,853	84,614
Current portion of long-term debt (Note 9)	5,904	—
Current portion of lease liabilities (Note 10)	13,753	13,906
Derivative financial instruments (Note 15)	1,643	180

Total current liabilities	519,243	355,401
Long-term debt (Note 9, 21)	362,509	331,422
Lease liabilities (Note 10)	40,014	43,108
Deferred tax liabilities (Note 11)	95,202	91,972
Other liabilities	14,412	15,785

Total liabilities	$1,031,380	$837,688

Shareholders’ equity
Share capital	$375,540	$375,524
Contributed surplus	659,904	658,615
Retained earnings	248,410	274,962
Accumulated other comprehensive income	135,990	44,653

Total shareholders’ equity	1,419,844	1,353,754

Total liabilities and shareholders’ equity	$2,451,224	$2,191,442

See accompanying Notes to the unaudited interim condensed consolidated financial statements, including guarantees, commitments, and contingencies (Note 17).

Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	23

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
($ Canadian thousands, except per share amounts)	2022	2021[1]	2022	2021[1]
Revenue (Note 12)	$392,813	$231,097	$1,087,959	$638,809
Cost of goods sold	314,143	180,783	892,057	491,917

Gross margin	78,670	50,314	195,902	146,892
Selling and administrative expenses	55,102	40,713	145,252	112,525

Operating income	23,568	9,601	50,650	34,367
Gain (loss) on disposal of property, plant and equipment (Note 4)	9	(1)	88	37
Equity earnings from associates and joint ventures	353	363	1,199	138
Impairment of goodwill (Note 7)	(48,000)	—	(48,000)	—

Earnings before finance costs and income taxes	(24,070)	9,963	3,937	34,542
Net finance costs (Note 14)	4,522	4,722	12,853	14,668

Earnings before income taxes	(28,592)	5,241	(8,916)	19,874
Income taxes (Note 11)	4,216	(1,717)	10,909	5,622

Net earnings (loss)	$(32,808)	$6,958	$(19,825)	$14,252

Net earnings (loss) per share – basic	$(0.37)	$0.08	$(0.22)	$0.16
Net earnings (loss) per share – diluted	$(0.37)	$0.08	$(0.22)	$0.16

Weighted average number of shares – basic	89,680,965	89,678,845	89,680,584	89,678,845
Weighted average number of shares – diluted	89,680,965	89,805,117	89,680,584	89,788,682

See accompanying Notes to the unaudited interim condensed consolidated financial statements.

[1]	Certain amounts for the three and nine months ended September 30, 2021 have been reclassified. Refer to Note 1(b) for additional details.

24	Enerflex Ltd. | 2022 Quarterly Report

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
($ Canadian thousands)	2022	2021	2022	2021
Net earnings (loss)	$(32,808)	$6,958	$(19,825)	$14,252
Other comprehensive income (loss):
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery	518	72	578	222
Gain (loss) on derivatives designated as cash flow hedges transferred to net earnings in the current year, net of income taxes	5	(7)	(34)	(181)
Unrealized gain (loss) on translation of foreign denominated debt	(3,531)	(1,492)	(4,425)	(39)
Unrealized gain (loss) on translation of financial statements of foreign operations	78,639	27,558	95,218	(12,869)

Other comprehensive income (loss)	$75,631	$26,131	$91,337	$(12,867)

Total comprehensive income	$42,823	$33,089	$71,512	$1,385

See accompanying Notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	25

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	Restated (Note 20)		Restated (Note 20)
($ Canadian thousands)	2022	2021	2022	2021
Operating Activities
Net earnings (loss)	$(32,808)	$6,958	$(19,825)	$14,252
Items not requiring cash and cash equivalents:
Depreciation and amortization	21,695	21,993	65,643	64,454
Equity earnings from associates and joint ventures	(353)	(363)	(1,199)	(138)
Deferred income taxes (Note 11)	(3,275)	1,287	(4,937)	(1,872)
Share-based compensation expense (Note 13)	3,097	4,736	4,479	13,161
(Gain) loss on sale of property, plant and equipment (Note 4)	(9)	1	(88)	(37)
Impairment on rental equipment (Note 4)	—	—	349	485
Impairment of goodwill (Note 7)	48,000	—	48,000	—

	36,347	34,612	92,422	90,305
Net change in working capital and other (Note 16)	1,366	(23,135)	(56,324)	(5,861)

Cash provided by operating activities	$37,713	$11,477	$36,098	$84,444

Investing Activities
Additions to:
Property, plant and equipment (Note 4)	$(1,920)	$(1,104)	$(4,911)	$(3,849)
Rental equipment (Note 4)	(26,612)	(9,392)	(41,307)	(35,362)
Proceeds on disposal of:
Property, plant and equipment (Note 4)	18	21	105	98
Rental equipment (Note 4)	10,601	651	13,294	1,669
Investment in associates and joint ventures	(5,483)	(130)	(5,950)	(130)
Dividends received from associates and joint ventures	3,094	—	3,094	—
Net change in accounts payable related to the addition of property, plant and equipment, and rental equipment	26,094	8,991	24,739	24,232

Cash provided by (used in) investing activities	$5,792	$(963)	$(10,936)	$(13,342)

Financing Activities
Net proceeds from (repayment of) the Bank Facility (Note 9)	$12,201	$1,861	$32,879	$(45,004)
Net proceeds from (repayment of) the Asset-Based Facility (Note 9)	(6,178)	(2,881)	(17,039)	40,833
Repayment of the Notes (Note 9)	—	—	—	(40,000)
Lease liability principal repayment (Note 10)	(3,626)	(3,404)	(10,957)	(9,891)
Dividends paid	(2,242)	(1,794)	(6,726)	(5,381)
Stock option exercises (Note 13)	—	—	12	—
Debt refinancing and transaction costs	(453)	(926)	(7,045)	(1,973)

Cash used in financing activities	$(298)	$(7,144)	$(8,876)	$(61,416)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$8,502	$(69)	$9,743	$(3,089)
Increase in cash and cash equivalents	51,709	3,301	26,029	6,597
Cash and cash equivalents, beginning of period	147,078	98,972	172,758	95,676

Cash and cash equivalents, end of period	$198,787	$102,273	$198,787	$102,273

See accompanying Notes to the unaudited interim condensed consolidated financial statements.

26	Enerflex Ltd. | 2022 Quarterly Report

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

($Canadian thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total
At January 1, 2021	$375,524	$656,832	$301,040	$63,270	$29	$63,299	$1,396,695
Net earnings	—	—	14,252	—	—	—	14,252
Other comprehensive loss	—	—	—	(12,908)	41	(12,867)	(12,867)
Effect of stock option plans	—	1,348	—	—	—	—	1,348
Dividends	—	—	(5,381)	—	—	—	(5,381)

At September 30, 2021	$375,524	$658,180	$309,911	$50,362	$70	$50,432	$1,394,047

At January 1, 2022	$375,524	$658,615	$274,962	$44,544	$109	$44,653	$1,353,754
Net loss	—	—	(19,825)	—	—	—	(19,825)
Other comprehensive income	—	—	—	90,793	544	91,337	91,337
Effect of stock option plans	16	1,289	—	—	—	—	1,305
Dividends	—	—	(6,727)	—	—	—	(6,727)

At September 30, 2022	$375,540	$659,904	$248,410	$135,337	$653	$135,990	$1,419,844

See accompanying Notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	27

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(All amounts in thousands of Canadian dollars, except per share amounts or as otherwise noted.)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and were approved and authorized for issue by the Board of Directors (the “Board”) on November 9, 2022.

(b)	Basis of Presentation and Measurement

These Financial Statements for the three and nine months ended September 30, 2022 and 2021 were prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting using accounting policies consistent with IFRS as issued by the IASB and the IFRS Interpretations Committee (“IFRIC”). The Financial Statements do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2021, and therefore should be read in conjunction with the amended and restated annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

During the first quarter of 2022, Management performed a review of the classification of the function of expenditures incurred. Following its review, the Company corrected the classification of certain costs related to facilities, insurance, and compensation, resulting in a net reclassification of costs from selling and administrative expenses (“SG&A”) to cost of goods sold (“COGS”). This correction provides more relevant information and reflects costs that are directly attributable to the production of goods or the supply of services. The impact of the net reclassification on COGS and gross margin for the three- and nine-month comparative periods ending September 30, 2021 are $4.1 million and $12.8 million, respectively. There is no impact to net earnings or net earnings per share. These reclassifications are summarized in the tables below:

Excerpt from unaudited interim condensed consolidated statements of earnings for the three months ended September 30, 2021	As previously reported	Reclassification	Revised
Revenue	$231,097	$—	$231,097
COGS	176,678	4,105	180,783
Gross margin	54,419	(4,105)	50,314
SG&A	44,818	(4,105)	40,713
Net earnings	6,958	—	6,958

Excerpt from unaudited interim condensed consolidated statements of earnings for the nine months ended September 30, 2021	As previously reported	Reclassification	Revised
Revenue	$638,809	$—	$638,809
COGS	479,163	12,754	491,917
Gross margin	159,646	(12,754)	146,892
SG&A	125,279	(12,754)	112,525
Net earnings	14,252	—	14,252

The Financial Statements are presented in Canadian dollars rounded to the nearest thousand, except per share amounts or as otherwise noted, and are prepared on a going concern basis under the historical cost basis, with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year ended December 31, 2021.

28	Enerflex Ltd. | 2022 Quarterly Report

NOTE 2. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS

Accounts receivable consisted of the following:

	September 30, 2022	December 31, 2021
Trade receivables	$247,989	$213,815
Less: allowance for doubtful accounts	(11,176)	(10,334)

Trade receivables, net	$236,813	$203,481
Other receivables	4,337	8,725

Total accounts receivable	$241,150	$212,206

Aging of trade receivables:

	September 30, 2022	December 31, 2021
Current to 90 days	$208,108	$183,105
Over 90 days	39,881	30,710

	$247,989	$213,815

Movement in allowance for doubtful accounts:

	September 30, 2022	December 31, 2021
Balance, January 1	$10,334	$11,439
Impairment provision additions on receivables	228	275
Amounts settled and derecognized during the period	(212)	(1,317)
Currency translation effects	826	(63)

Closing balance	$11,176	$10,334

Movement in contract assets:

	September 30, 2022	December 31, 2021
Balance, January 1	$82,760	$66,722
Unbilled revenue recognized	297,035	244,372
Amounts billed	(294,506)	(228,327)
Currency translation effects	5,743	(7)

Closing balance	$91,032	$82,760

Amounts recognized as contract assets are typically billed to customers within three months.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	29

NOTE 3. INVENTORIES

Inventories consisted of the following:

	September 30, 2022	December 31, 2021
Direct materials	$104,784	$83,943
Repair and distribution parts	76,864	54,156
Work-in-progress	59,022	31,298
Equipment	3,334	3,290

Total inventories	$244,004	$172,687

	September 30, 2022	December 31, 2021
Work-in-progress related to finance leases	$63,639	$36,169

The amount of inventory and overhead costs recognized as an expense and included in COGS for the three and nine months ended September 30, 2022 were $314.1 million and $892.1 million (September 30, 2021 – $180.8 million and $491.9 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the unaudited interim condensed consolidated statements of earnings and included in COGS for the three and nine months ended September 30, 2022 was $0.9 million and $1.8 million (September 30, 2021 – $1.3 million and $3.9 million).

The costs related to the construction of rental assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once the project is completed and enters service it is reclassified to COGS. During the three and nine months ended September 30, 2022, the Company invested $19.1 million and $60.0 million (September 30, 2021 – $8.8 million and $23.1 million) related to finance leases.

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NOTE 4. PROPERTY, PLANT AND EQUIPMENT AND RENTAL EQUIPMENT

During the three and nine months ended September 30, 2022, the Company invested $1.9 million and $4.9 million in property, plant and equipment (“PP&E”) (September 30, 2021 – $1.1 million and $3.8 million) and $26.6 million and $41.3 million in rental equipment (September 30, 2021 – $9.4 million and $35.4 million). The impact of foreign exchange movements on assets denominated in a foreign currency during the three and nine months ended September 30, 2022, was an increase of $5.4 million and $6.8 million on PP&E and an increase of $37.2 million and $48.1 million on rental equipment (September 30, 2021 – increase of $2.4 million and a decrease of $0.1 million; increase of $15.2 million and a decrease of $0.5 million, respectively).

Depreciation of PP&E and rental equipment included in earnings for the three months ended September 30, 2022, was $17.1 million (September 30, 2021 – $16.5 million), of which $16.7 million was included in COGS (September 30, 2021 – $16.2 million) and $0.4 million was included in SG&A (September 30, 2021 – $0.3 million).

Depreciation of PP&E and rental equipment included in earnings for the nine months ended September 30, 2022, was $50.0 million (September 30, 2021 – $48.3 million), of which $48.7 million was included in COGS (September 30, 2021 – $47.4 million) and $1.3 million was included in SG&A (September 30, 2021 – $0.9 million).

During the first quarter of 2022, the Company reclassified certain prior period amounts between COGS and SG&A. Refer to Note 1(b) for more details. As a result, during the three and nine months ended September 30, 2021, $0.6 million and $1.8 million of PP&E depreciation was reclassified from SG&A to COGS.

Impairment of rental equipment included in earnings for the nine months ended September 30, 2022, was $0.3 million (September 30, 2021 - $0.5 million).

NOTE 5. LEASE RIGHT-OF-USE ASSETS

During the three and nine months ended September 30, 2022, the Company added $3.2 million and $6.9 million in lease right-of-use (“ROU”) assets (September 30, 2021 – $5.5 million and $9.2 million) and disposed of lease ROU assets with a net book value of less than $0.1 million and $0.8 million (September 30, 2021 – nil). The impact of foreign exchange movements on lease ROU assets during the three and nine months ended September 30, 2022 was an increase of $1.1 million and $1.3 million (September 30, 2021 – increase of $0.5 million and a decrease of $0.1 million).

Depreciation of lease ROU assets included in earnings for the three months ended September 30, 2022 was $3.5 million (September 30, 2021 – $3.5 million), of which $2.9 million was included in COGS (September 30, 2021 – $2.8 million) and $0.6 million was included in SG&A (September 30, 2021 – $0.7 million).

Depreciation of lease ROU assets included in earnings for the nine months ended September 30, 2022 was $10.6 million (September 30, 2021 – $10.2 million), of which $8.9 million was included in COGS (September 30, 2021 – $7.9 million) and $1.7 million was included in SG&A (September 30, 2021 – $2.3 million).

During the first quarter of 2022, the Company reclassified certain prior period amounts between COGS and SG&A. Refer to Note 1(b) for more details. As a result, during the three and nine months ended September 30, 2022, $0.9 million and $2.5 million of lease ROU asset depreciation was reclassified from SG&A to COGS.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	31

NOTE 6. FINANCE LEASES RECEIVABLE

The Company has entered into finance lease arrangements for certain of its rental assets, with initial terms ranging from three to 10 years.

The value of the finance lease receivable is comprised of the following:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Less than one year	$24,046	$16,420	$22,093	$15,248
Between one and five years	97,064	64,739	72,124	49,546
Later than five years	83,622	62,827	50,911	38,564

	$204,732	$143,986	$145,128	$103,358
Less: Unearned finance income	(59,604)	(40,628)	—	—

	$145,128	$103,358	$145,128	$103,358

	September 30, 2022	December 31, 2021
Balance, January 1	$103,358	$64,274
Additions	38,947	40,154
Interest income	8,844	5,417
Billings and payments	(16,747)	(6,597)
Currency translation effects	10,726	110

Closing balance	$145,128	$103,358

During the three and nine months ended September 30, 2022, the Company recognized nil and $6.6 million of selling profit related to the commencement of finance leases (September 30, 2021 – nil). Additionally, the Company recognized $3.0 million and $8.8 million of interest income on the finance leases receivable (September 30, 2021 – $1.1 million and $3.4 million). Income related to variable lease payments was nominal during the three and nine months ended September 30, 2022 and 2021.

For the years ended December 31, 2021, 2020, and 2019, the Company recognized selling profit related to the commencement of finance leases of $6.2 million, $14.7 million, and nil. Additionally, the Company recognized $5.4 million, $0.1 million, and $0.1 million of interest income on the finance leases receivable, during the twelve months ended December 31, 2021, 2020, and 2019. Income related to variable lease payments was nominal during the years ended December 31, 2021, 2020, and 2019.

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At September 30, 2022, the average interest rate was 7.8 percent per annum (December 31, 2021 – 8.0 percent). The finance leases receivables at the end of reporting period are neither past due nor impaired.

32	Enerflex Ltd. | 2022 Quarterly Report

NOTE 7. GOODWILL AND IMPAIRMENT REVIEW OF GOODWILL

	September 30, 2022	December 31, 2021
Balance, January 1	$566,270	$576,028
Impairment	(48,000)	—
Currency translation effects	24,800	(9,758)

Closing balance	$543,070	$566,270

At September 30, 2022, the Company determined that there were indicators of impairment for the Canada and ROW segments, which stem from the substantial change in the risk-free rate and cost of debt in multiple jurisdictions. An assessment comparing the carrying amount and recoverable amount for these segments were completed in accordance with IAS 36.10(b), resulting in a $48.0 million impairment in Canada. No impairment was recorded in ROW as the recoverable amount exceeded the carrying value of its assets. There were no indicators of impairment for the USA region, and therefore no assessment was performed.

In assessing whether goodwill has been impaired, the carrying amount of the segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use. The recoverable amounts for the segments have been determined based on value-in-use calculations, using discounted cash flow projections as at September 30, 2022. Management has adopted a five-year projection period to assess each segment’s value-in-use. A terminal value is then determined using a perpetual growth methodology based on the fifth year. This five-year projection is based on Management’s expectations of cash flows for 2023 to 2027.

Key Assumptions Used in Value-In-Use Calculations:

The Company completed an assessment for goodwill impairment for the Canada and ROW segments and determined that goodwill associated with Canada of $48.0 million was not recoverable at September 30, 2022, and an impairment charge for this amount has been recorded in the unaudited interim condensed consolidated statements of earnings. The cash flows used in the impairment calculation were discounted using a 12.7 percent (December 31, 2021 – 10.7 percent) post-tax discount rate, as the recoverable amount was less than the carrying amount of $147.5 million.

The recoverable amount for the ROW segment exceeded the carrying amount using a 14.0 percent (December 31, 2021 – 12.6 percent) post-tax discount rate.

The estimation of value-in-use involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Future earnings before finance costs and taxes were changed by ten percent while the discount rate was changed by one percent.

•

Earnings Before Finance Costs and Taxes: Management has made estimates relating to the amount and timing of revenue recognition for projects included in backlog, and the assessment of the likelihood of maintaining and growing market share. For each ten percent change in earnings before finance costs and taxes, the impact on the value-in-use would be $11.4 million for the Canada segment and $85.7 million for the ROW segment. This ten percent change in earnings before finance costs and taxes would trigger an impairment in the ROW segment and a further impairment in the Canada segment.

•

Discount Rate: Management determines a discount rate for each segment based on the estimated weighted average cost of capital of the Company, using the five-year average of the Company’s peer group debt to total enterprise value, adjusted for a number of risk factors specific to each segment. This discount rate has been calculated using an estimated risk-free rate of return adjusted for the Company’s estimated equity market risk premium, the Company’s cost of debt, and the tax rate in the local jurisdiction. For each one percent change in the discount rate, the impact on the value-in-use would be $10.2 million for the Canada segment and $110.8 million for the ROW segment. This one percent change in weighted average cost of capital would trigger an impairment in the ROW segment and a further impairment in the Canada segment.

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	33

NOTE 8. DEFERRED REVENUES

	September 30, 2022	December 31, 2021
Balance, January 1	$84,614	$35,409
Cash received in advance of revenue recognition	331,427	167,956
Revenue subsequently recognized	(258,326)	(118,438)
Currency translation effects	10,138	(313)

Closing balance	$167,853	$84,614

Amounts recognized as deferred revenues are typically recognized into revenue within six months.

NOTE 9. LONG-TERM DEBT

The syndicated revolving credit facility (“Bank Facility”) has a maturity date of June 30, 2025 (the “Maturity Date”) for $660.0 million of $725.0 million in commitments. The maturity date for the remaining $65.0 million is June 30, 2023. In addition, the Bank Facility may be increased by $150.0 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the Bank Facility may be extended annually on or before the anniversary date with the consent of the lenders.

A subsidiary of the Company has access to a credit facility, secured by certain assets of the subsidiary, of up to $52.5 million U.S. dollars (“Asset-Based Facility”). This credit facility is non-recourse to the Company. Under the terms of the Asset-Based Facility, the Company is required to maintain certain covenants. As at September 30, 2022, the Company was in compliance with its covenants. Pursuant to the terms and conditions of the Asset-Based Facility, a margin is applied to drawings on the Asset-Based Facility in addition to the quoted interest rate. The margin is established as a percentage and is based on a consolidated total funded debt to earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”) ratio.

The composition of the borrowings on the Bank Facility, Asset-Based Facility, and the Company’s senior unsecured notes (“Notes”) was as follows:

	September 30, 2022	December 31, 2021
Drawings on the Bank Facility	$64,040	$30,522
Drawings on the Asset-Based Facility	22,268	37,411
Notes due December 15, 2024	158,924	148,119
Notes due December 15, 2027	125,949	118,746
Deferred transaction costs	(2,768)	(3,376)

	$368,413	$331,422

Current portion of long-term debt	$5,904	$—
Non-current portion of long-term debt	362,509	331,422

	$368,413	$331,422

The weighted average interest rate on the Bank Facility for the nine months ended September 30, 2022 was 3.3 percent (December 31, 2021 – 2.1 percent), and the weighted average interest rate on the Asset-Based Facility for the nine months ended September 30, 2022 was 4.7 percent (December 31, 2021 – 3.0 percent). At September 30, 2022 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $245.2 million, and $125.9 million thereafter.

Subsequent to September 30, 2022, upon closing the acquisition of Exterran Corporation (the “Transaction”), Enerflex fully repaid the Bank Facility, and Asset-Based Facility and the Notes, and put in place a new debt capital structure. Refer to Note 21 for further details.

34	Enerflex Ltd. | 2022 Quarterly Report

NOTE 10. LEASE LIABILITIES

	September 30, 2022	December 31, 2021
Balance, January 1	$57,014	$61,926
Additions	6,194	9,721
Lease interest	2,019	3,029
Payments made against lease liabilities	(12,976)	(17,244)
Currency translation effects and other	1,516	(418)

Closing balance	$53,767	$57,014

Current portion of lease liabilities	$13,753	$13,906
Non-current portion of lease liabilities	40,014	43,108

	$53,767	$57,014

In addition to the lease payments made above, during the three and nine months ended September 30, 2022, the Company paid $0.3 million and $0.5 million (September 30, 2021 – $0.1 million and $0.2 million) relating to short-term and low-value leases which were expensed as incurred. During the three and nine months ended September 30, 2022, the Company also paid $0.6 million and $1.4 million (September 30, 2021 – $0.8 million and $1.7 million) in variable lease payments not included in the measurement of lease liabilities, of which $0.2 million and $0.8 million (September 30, 2021 – $0.5 million and $0.9 million) was included in COGS and $0.4 million and $0.6 million (September 30, 2021 – $0.3 million and $0.8 million) was included in SG&A. Interest expense on lease liabilities was $0.7 million and $2.0 million for the three and nine months ended September 30, 2022 (September 30, 2021 – $0.8 million and $2.3 million). Total cash outflow for leases for the three and nine months ended September 30, 2022 was $5.2 million and $14.9 million (September 30, 2021 – $5.0 million and $14.1 million).

Future minimum lease payments under non-cancellable leases were as follows:

September 30, 2022
2022	$4,245
2023	13,511
2024	10,051
2025	7,614
2026	5,150
Thereafter	22,920

$63,491
Less:
Imputed interest	9,660
Short-term leases	60
Low-value leases	4

$53,767

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	35

NOTE 11. INCOME TAXES

(a) Income Tax Recognized in Net Earnings

The components of income tax expense were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Current income taxes	$7,491	$(3,004)	$15,846	$7,494
Deferred income taxes	(3,275)	1,287	(4,937)	(1,872)

	$4,216	$(1,717)	$10,909	$5,622

(b) Reconciliation of Tax Expense

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Earnings before income taxes	$(28,592)	$5,241	$(8,916)	$19,874
Canadian statutory rate	23.4%	23.8%	23.4%	23.8%

Expected income tax provision	$(6,690)	$1,247	$(2,086)	$4,730
Add (deduct):
Change in recognized deferred tax asset[1]	2,153	—	7,943	—
Impairment of goodwill	11,232	—	11,232	—
Exchange rate effects on tax basis	(1,523)	(1,132)	(4,259)	(1,417)
Earnings taxed in foreign jurisdictions	(361)	(2,003)	(1,630)	(630)
Withholding tax on dividends received from foreign subsidiaries	—	—	—	2,763
Amounts not deductible (taxable) for tax purposes	(95)	37	148	395
Impact of accounting for associates and joint ventures	(83)	(86)	(281)	(33)
Other	(417)	220	(158)	(186)

Income taxes	$4,216	$(1,717)	$10,909	$5,622

[1]

This balance is the result of the Company no longer recognizing deferred tax recoveries in Canada, as it is unlikely that sufficient future taxable income will be available to offset against the existing deductible temporary differences and any unused Canadian tax losses or credits.

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2021 – 15.0 percent) and the Alberta provincial income tax rate of 8.4 percent (2021 – 8.8 percent).

The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant rental assets in Argentina and Mexico, the tax base of these assets is denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

36	Enerflex Ltd. | 2022 Quarterly Report

NOTE 12. REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Engineered Systems	$200,884	$74,634	$571,661	$211,864
Service	109,109	88,356	298,134	236,522
Energy Infrastructure[1]	82,820	68,107	218,164	190,423

Total revenue	$392,813	$231,097	$1,087,959	$638,809

[1]

During the three and nine months ended September 30, 2022, the Company recognized $20.1 million and $48.3 million of revenue related to operating leases in its Canada and ROW segments (September 30, 2021 - $16.3 million and $50.8 million). Additionally, the Company recognized $31.9 million and $89.1 million of revenue related to its USA contract compression fleet (September 30, 2021 - $25.4 million and $71.7 million).

Revenue by geographic location, which is attributed by destination of sale, was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
United States	$244,715	$114,837	$566,662	$302,107
Canada	58,853	37,811	189,185	118,028
Oman	14,495	16,719	79,397	50,664
Australia	11,844	14,522	47,675	46,695
Mexico	17,285	7,392	43,915	19,621
Argentina	8,804	8,247	33,050	22,638
Bahrain	7,207	12,768	25,879	28,410
Brazil	8,034	4,170	25,638	11,189
Colombia	3,840	4,742	17,662	12,351
United Arab Emirates	8,068	334	13,357	1,018
Other	9,668	9,555	45,539	26,088

Total revenue	$392,813	$231,097	$1,087,959	$638,809

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at September 30, 2022:

	Less than one year	One to two years	Greater than two years	Total
Engineered Systems	$883,475	$223	$—	$883,698
Service	47,013	20,374	51,355	118,742
Energy Infrastructure	248,829	155,857	716,764	1,121,450

	$1,179,317	$176,454	$768,119	$2,123,890

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	37

NOTE 13. SHARE-BASED COMPENSATION

(a) Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings was:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Equity-settled share-based payments	$366	$455	$1,293	$1,348
Cash-settled share-based payments	2,731	4,281	3,186	11,813

Share-based compensation expense	$3,097	$4,736	$4,479	$13,161

Deferred share units (“DSUs”), phantom share entitlements (“PSEs”), performance share units (“PSUs”), restricted share units (“RSUs”), and cash performance target plan awards (“CPTs”) are all classified as cash-settled share-based payments. Stock options are equity-settled share-based payments.

During the nine months ended September 30, 2021, the Board granted CPTs, PSUs and RSUs to officers and key employees of the Company. The DSU, PSU, and RSU holders had dividends credited to their accounts during the period. The carrying value of the liability relating to cash-settled share-based payments at September 30, 2022 included in current liabilities was $6.1 million (December 31, 2021 – $4.3 million) and in other long-term liabilities was $8.1 million (December 31, 2021 - $13.4 million).

(b) Equity-Settled Share-Based Payments

	Number of options	September 30, 2022 Weighted average exercise price	Number of options	December 31, 2021 Weighted average exercise price
Options outstanding, beginning of period	4,456,444	$11.66	4,057,142	$12.78
Granted	—	—	654,847	7.85
Exercised[1]	(2,120)	5.51	—	—
Forfeited	(27,286)	13.51	(24,267)	9.25
Expired	(1,094,697)	14.40	(231,278)	20.75

Options outstanding, end of period	3,332,341	$10.75	4,456,444	$11.66

Options exercisable, end of period	1,914,533	$12.23	2,445,230	$13.62

[1]	The weighted average share price of options at the date of exercise for the nine months ended September 30, 2022 was $7.89 (September 30, 2021 – nil).

The Company did not grant stock options for the nine months ended September 30, 2022 (September 30, 2021 – 654,847). Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted for the period ended September 30, 2021 was $2.89 per option.

38	Enerflex Ltd. | 2022 Quarterly Report

The following table summarizes options outstanding and exercisable at September 30, 2022:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$5.51 – $6.68	828,880	4.87	$5.51	331,552	4.87	$5.51
$6.69 – $13.51	1,271,103	3.86	10.10	658,363	2.27	11.54
$13.52 – $16.12	1,232,358	3.11	14.95	924,618	2.95	15.14

Total	3,332,341	3.84	$10.75	1,914,533	3.05	$12.23

(c) Cash-Settled Share-Based Payments

During the three and nine months ended September 30, 2022, the value of directors’ compensation and executive bonuses elected to be received in DSUs totalled $0.5 million and $1.6 million (September 30, 2021 – $0.4 million and $1.5 million).

	Number of DSUs	Weighted average grant date fair value per unit
DSUs outstanding, January 1, 2022	1,406,170	$10.51
Granted	234,733	6.70
Vested	(108,500)	5.45
In lieu of dividends	15,024	7.07

DSUs outstanding, September 30, 2022	1,547,427	$10.25

NOTE 14. FINANCE COSTS AND INCOME

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Finance Costs
Short- and long-term borrowings	$4,696	$4,199	$13,168	$12,994
Interest on lease liability	658	750	2,019	2,300

Total finance costs	$5,354	$4,949	$15,187	$15,294

Finance Income
Interest income	$832	$227	$2,334	$626

Net finance costs	$4,522	$4,722	$12,853	$14,668

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	39

NOTE 15. FINANCIAL INSTRUMENTS

Designation and Valuation of Financial Instruments

Financial instruments at September 30, 2022 were designated in the same manner as they were at December 31, 2021. Accordingly, with the exception of the Notes and certain long-term receivables, the estimated fair values of financial instruments approximated their carrying values. The carrying value and estimated fair value of the Notes as at September 30, 2022 was $284.9 million and $270.8 million, respectively (December 31, 2021 – $266.9 million and $280.3 million, respectively). The fair value of these Notes at September 30, 2022 was determined on a discounted cash flow basis with a weighted average discount rate of 7.0 percent (December 31, 2021 – 3.5 percent).

The Company holds preferred shares that were initially recorded at fair value and subsequently measured at amortized cost and recognized as long-term receivables in Other assets. The carrying value and estimated fair value of the preferred shares at September 30, 2022 was $27.7 million and $27.2 million, respectively (December 31, 2021 – $24.2 million and $27.5 million, respectively).

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 30, 2022:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$28,136	October 2022 – June 2023
Sales contracts	USD	(18,665)	October 2022 – May 2023
Purchase contracts	EUR	3,568	October 2022 – March 2023
Sales contracts	EUR	(2,453)	March 2023

At September 30, 2022, the fair value of derivative financial instruments classified as financial assets were $2.4 million, and as financial liabilities were $1.6 million (December 31, 2021 – $0.3 million and $0.2 million, respectively).

Foreign Currency Translation Exposure

The Company is subject to foreign currency translation exposure, primarily due to fluctuations of the Canadian dollar against the U.S. dollar, Australian dollar, and the Brazilian real. Enerflex currently uses U.S. dollar denominated borrowings to hedge against a portion of the foreign exchange exposure that arises from U.S. foreign subsidiaries as a net investment hedge. As a result, exchange gains and losses on the translation of $43.0 million U.S. dollars in designated foreign currency borrowings are included in accumulated other comprehensive income for the three and nine months ended September 30, 2022. The following table shows the sensitivity to a 5.0 percent weakening of the Canadian dollar against the U.S. dollar, Australian dollar, and Brazilian real.

Canadian dollar weakens by 5 percent	USD	AUD	BRL
Earnings from foreign operations
Earnings before income taxes	$3,055	$(131)	$161
Financial instruments held in foreign operations
Other comprehensive income	$15,729	$568	$362
Financial instruments held in Canadian operations
Earnings before income taxes	$(9,676)	$—	$—

The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.

40	Enerflex Ltd. | 2022 Quarterly Report

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at September 30, 2022 include interest rates that are fixed and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s Bank and Asset-Based Facilities are subject to changes in market interest rates.

For each one percent change in the rate of interest on the Bank and Asset-Based Facilities, the change in annual interest expense would be $0.9 million. All interest charges are recorded on the annual consolidated statements of earnings as finance costs.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Bank and Asset-Based Facilities for future drawings to meet the Company’s future growth targets. As at September 30, 2022, the Company held cash and cash equivalents of $198.8 million and had drawn $86.3 million against the Bank and Asset-Based Facilities, leaving it with access to $673.3 million for future drawings. The Company continues to meet the covenant requirements of its funded debt, including the Bank and Asset-Based Facilities, and Notes, with a bank-adjusted net debt to EBITDA ratio of 1.03:1 compared to a maximum ratio of 3:1, and an interest coverage ratio of 10:1 compared to a minimum ratio of 3:1. The interest coverage ratio is calculated by dividing the trailing 12-month bank-adjusted EBITDA, as defined by the Company’s lenders, by interest expense over the same time frame.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at September 30, 2022:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Derivative financial instruments
Foreign currency forward contracts	$544	$1,099	$—	$1,643
Accounts payable and accrued liabilities	315,888	—	—	315,888
Long-term debt – Bank Facility	—	5,904	58,136	64,040
Long-term debt – Asset-Based Facility	—	—	22,268	22,268
Long-term debt – Notes	—	—	284,873	284,873
Other long-term liabilities	—	—	14,412	14,412

The Company expects that cash flows from operations in 2022, together with cash and cash equivalents on hand and credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	41

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30, Restated (Note 20)		Nine months ended September 30, Restated (Note 20)
	2022	2021	2022	2021
Net change in working capital and other
Accounts receivable	$17,429	$(14,276)	$(28,944)	$13,885
Contract assets	5,287	(12,803)	(8,272)	959
Inventories	(50,219)	(5,030)	(71,317)	20,411
Work-in-progress related to finance leases	(19,405)	(8,828)	(27,470)	(23,132)
Finance leases receivable	(5,956)	(2,162)	(41,770)	(1,226)
Income taxes receivable	(1,649)	(7,067)	(365)	1,108
Accounts payable and accrued liabilities, and provisions[1]	10,630	17,531	47,677	(19,041)
Income taxes payable	(2,405)	1,445	(2,473)	354
Deferred revenue	50,917	5,962	83,239	(393)
Foreign currency and other	(3,263)	2,093	(6,629)	1,214

	$1,366	$(23,135)	$(56,324)	$(5,861)

[1]	The change in accounts payable and accrued liabilities, provisions, and income taxes payable represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest paid – short-and long-term borrowings	$1,768	$1,343	$10,856	$9,774
Interest paid – lease liabilities	658	750	2,019	2,300

Total interest paid	$2,426	$2,093	$12,875	$12,074
Interest received	292	83	784	279

Taxes paid	$9,766	$2,746	$15,946	$11,422
Taxes received	133	172	2,581	6,047

Changes in liabilities arising from financing activities during the period:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Long-term debt, opening balance	$345,951	$339,406	$331,422	$389,712
Changes from financing cash flows	6,023	(1,020)	15,840	(44,171)
The effect of changes in foreign exchange rates	16,264	7,557	20,541	839
Amortization of deferred transaction costs	285	286	902	896
Deferred transaction costs	(110)	(926)	(292)	(1,973)

Long-term debt, closing balance	$368,413	$345,303	$368,413	$345,303

42	Enerflex Ltd. | 2022 Quarterly Report

NOTE 17. GUARANTEES, COMMITMENTS, AND CONTINGENCIES

At September 30, 2022, the Company had outstanding letters of credit of $37.3 million (December 31, 2021 - $42.1 million).

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

The Company has purchase obligations over the next three years as follows:

2022	$183,377
2023	190,259
2024	5,966

NOTE 18. SEASONALITY

The oil and natural gas service sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, Enerflex’s Engineered Systems product line has experienced higher revenues in the fourth quarter of each year while Service and Energy Infrastructure product line revenues have been stable throughout the year. Energy Infrastructure revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The USA and ROW segments are not significantly impacted by seasonal variations. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

NOTE 19. SEGMENTED INFORMATION

Enerflex has identified three reportable operating segments: USA, ROW and Canada, each supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its operating segments, the Company considered economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. For each of the operating segments, the Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. For the nine months ended September 30, 2022, the Company had no individual customers which accounted for more than 10 percent of its revenue (September 30, 2021 - none).

The following summary describes the operations of each of the Company’s reportable segments:

•

USA generates revenue from manufacturing natural gas compression, refrigeration, processing, and electric power equipment, including custom and standard compression packages and modular natural gas processing equipment and refrigeration systems, in addition to generating revenue from mechanical services and parts, and maintenance solutions, and contract compression rentals;

•

ROW generates revenue from manufacturing (focusing on large-scale process equipment), after-market services, including parts and components, as well as operations, maintenance, and overhaul services, and rentals of compression and processing equipment. The ROW segment has been successful in securing build-own-operate-maintain and integrated turnkey projects; and

•

Canada generates revenue from manufacturing both custom and standard natural gas compression, processing, and electric power equipment, as well as providing after-market mechanical service, parts, and compression and power generation rentals.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	43

Three months ended	USA		ROW		Canada		Total
September 30,	2022	2021	2022	2021	2022	2021	2022	2021
Segment revenue	$248,220	$118,429	$85,370	$74,881	$67,526	$40,851	$401,116	$234,161
Intersegment revenue	(6,404)	(2,732)	(175)	(49)	(1,724)	(283)	(8,303)	(3,064)

Revenue	$241,816	$115,697	$85,195	$74,832	$65,802	$40,568	$392,813	$231,097
Revenue – Engineered Systems	142,687	49,334	12,997	2,463	45,200	22,837	200,884	74,634
Revenue – Service	56,002	40,993	33,594	30,767	19,513	16,596	109,109	88,356
Revenue – Energy Infrastructure	43,127	25,370	38,604	41,602	1,089	1,135	82,820	68,107
Operating income (loss)[1]	$16,677	$(637)	$9,301	$11,086	$(2,410)	$(848)	$23,568	$9,601

Nine months ended	USA		ROW		Canada		Total
September 30,	2022	2021	2022	2021	2022	2021	2022	2021
Segment revenue	$657,062	$324,148	$298,889	$210,827	$207,855	$131,608	$1,163,806	$666,583
Intersegment revenue	(70,428)	(20,846)	(364)	(89)	(5,055)	(6,839)	(75,847)	(27,774)

Revenue	$586,634	$303,302	$298,525	$210,738	$202,800	$124,769	$1,087,959	$638,809
Revenue – Engineered Systems	332,992	123,272	97,099	14,547	141,570	74,045	571,661	211,864
Revenue – Service	151,356	108,302	88,489	81,346	58,289	46,874	298,134	236,522
Revenue – Energy Infrastructure	102,286	71,728	112,937	114,845	2,941	3,850	218,164	190,423
Operating income (loss)[1]	$31,066	$4,601	$26,800	$25,169	$(7,216)	$4,597	$50,650	$34,367

[1]

The company did not receive any government grants during the three and nine months ended September 30, 2022 (September 30, 2021 – $3.9 million and $14.4 million). Government grants are recorded in COGS and SG&A within the interim condensed consolidated statements of earnings in accordance with where the associated expenses were recognized.

	USA		ROW		Canada		Total
	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,	Sep. 30,	Dec. 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Segment assets	$1,153,783	$1,000,755	$732,239	$654,969	$580,824	$546,250	$2,466,846	$2,201,974
Goodwill	166,971	154,437	335,732	323,466	40,367	88,367	543,070	566,270
Corporate	—	—	—	—	—	—	(558,692)	(576,802)

Total segment assets	$1,320,754	$1,155,192	$1,067,971	$978,435	$621,191	$634,617	$2,451,224	$2,191,442

NOTE 20. RESTATEMENT OF THE INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

The Company determined that during the three and nine months ended September 30, 2021, certain non-cash items were reflected as transfers between Operating, Investing, and Financing cash flows. These non-cash items should not have been reflected as part of the Statements of Cash Flows and related disclosures have been adjusted to remove the non-cash items. The Company has also identified certain cash flow items requiring reclassification between cash flow categories. For the three months ended September 30, 2021, these adjustments resulted in a decrease to Operating and Financing cash flows of $1.3 million and $6.8 million, respectively, and an increase to Investing cash flows of $8.6 million. For the nine months ended September 30, 2021, the adjustments resulted in a decrease to Operating cash flows of $17.8 million, and an increase to Investing and Financing cash flows of $19.0 million and $1.5 million, respectively. The adjustments did not change the Company’s overall cash position, nor did it impact the Statement of Financial Position, the Statements of Earnings, or EBITDA calculations.

44	Enerflex Ltd. | 2022 Quarterly Report

		Three months ended September 30, 2021
	As previously reported	Restatement	As restated
Operating Activities
Net earnings	$6,958	$—	$6,958
Items not requiring cash and cash equivalents:
Depreciation and amortization	21,993	—	21,993
Equity earnings from associates and joint ventures	(363)	—	(363)
Deferred income taxes (Note 11)	1,287	—	1,287
Share-based compensation expense (Note 13)	4,736	—	4,736
Loss on sale of property, plant and equipment (Note 4)	1	—	1
Impairment on rental equipment (Note 4)	—	—	—

	34,612	—	34,612
Net change in working capital and other (Note 16)	(21,840)	(1,295)	(23,135)

Cash provided by operating activities	$12,772	$(1,295)	$11,477

Investing Activities
Additions to:
Property, plant and equipment (Note 4)	$(1,104)	$—	$(1,104)
Rental equipment (Note 4)	(9,392)	—	(9,392)
Proceeds on disposal of:
Property, plant and equipment (Note 4)	21	—	21
Rental equipment (Note 4)	861	(210)	651
Change in other assets	21	(21)	—
Investment in associates and joint ventures	—	(130)	(130)
Net change in accounts payable related to the addition of property, plant and equipment, and rental equipment	—	8,991	8,991

Cash used in investing activities	$(9,593)	$8,630	$(963)

Financing Activities
Repayment of long-term debt (Note 9)	$5,611	$(5,611)	$—
Net proceeds from the Bank Facility (Note 9)	—	1,861	1,861
Net repayment on the Asset-Based Facility (Note 9)	—	(2,881)	(2,881)
Lease liability principal repayment (Note 10)	(3,404)	—	(3,404)
Lease interest (Note 10)	(750)	750	—
Dividends paid	(1,794)	—	(1,794)
Debt refinancing and transaction costs	—	(926)	(926)

Cash used in financing activities	$(337)	$(6,807)	$(7,144)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$459	$(528)	$(69)
Increase in cash and cash equivalents	3,301	—	3,301
Cash and cash equivalents, beginning of period	98,972	—	98,972

Cash and cash equivalents, end of period	$102,273	$—	$102,273

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	45

		Nine months ended September 30, 2021
	As previously reported	Restatement	As restated
Operating Activities
Net earnings	$14,252	$—	$14,252
Items not requiring cash and cash equivalents:
Depreciation and amortization	64,454	—	64,454
Equity earnings from associates and joint ventures	(138)	—	(138)
Deferred income taxes (Note 11)	(1,872)	—	(1,872)
Share-based compensation expense (Note 13)	13,161	—	13,161
Gain on sale of property, plant and equipment (Note 4)	(37)	—	(37)
Impairment on rental equipment (Note 4)	—	485	485

	89,820	485	90,305
Net change in working capital and other (Note 16)	12,449	(18,310)	(5,861)

Cash provided by operating activities	$102,269	$(17,825)	$84,444

Investing Activities
Additions to:
Property, plant and equipment (Note 4)	$(3,849)	$—	$(3,849)
Rental equipment (Note 4)	(35,362)	—	(35,362)
Proceeds on disposal of:
Property, plant and equipment (Note 4)	98	—	98
Rental equipment (Note 4)	1,448	221	1,669
Change in other assets	5,357	(5,357)	—
Investment in associates and joint ventures	—	(130)	(130)
Net change in accounts payable related to the addition of property, plant and equipment, and rental equipment	—	24,232	24,232

Cash used in investing activities	$(32,308)	$18,966	$(13,342)

Financing Activities
Repayment of long-term debt (Note 9)	$(45,305)	$45,305	$—
Net repayment of the Bank Facility (Note 9)	—	(45,004)	(45,004)
Net proceeds from the Asset-Based Facility (Note 9)	—	40,833	40,833
Repayment of the Notes (Note 9)	—	(40,000)	(40,000)
Lease liability principal repayment (Note 10)	(9,891)	—	(9,891)
Lease interest (Note 10)	(2,300)	2,300	—
Dividends paid	(5,381)	—	(5,381)
Debt refinancing and transaction costs	—	(1,973)	(1,973)

Cash used in financing activities	$(62,877)	$1,461	$(61,416)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$(487)	$(2,602)	$(3,089)
Increase in cash and cash equivalents	6,597	—	6,597
Cash and cash equivalents, beginning of period	95,676	—	95,676

Cash and cash equivalents, end of period	$102,273	$—	$102,273

46	Enerflex Ltd. | 2022 Quarterly Report

NOTE 21. SUBSEQUENT EVENTS

Exterran Acquisition

On January 24, 2022, the Company announced the proposed acquisition (the “Transaction”) of Exterran Corporation (“Exterran”) in which Enerflex would acquire Exterran by issuing 1.021 common shares of Enerflex for each share of Exterran common stock held. The Transaction was completed on October 13, 2022. Enerflex’s common shares continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “EFX”, and the Company has commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “EFXT”. To complete the Transaction, the Company issued 34,013,055 Enerflex common shares with a fair value of $213.9 million, based on the October 12, 2022, closing share price of $6.29, as reported on the TSX.

Concurrent with the closing of the acquisition, Enerflex successfully closed its previously announced private offering (the “Offering”) of $625 million USD aggregate principal amount of 9.00 percent senior secured notes due 2027 (the “Notes”). Enerflex has used the net proceeds of approximately $578 million USD of the Offering, together with its $150 million USD three-year secured term loan facility, an initial draw under its $700 million USD three-year secured revolving credit facility (the “Revolving Credit Facility”), and cash on hand, to fully repay the existing Enerflex and Exterran Notes, Bank Facility and Asset-Based Facility, and put in place a new debt capital structure. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide significant liquidity for Enerflex. The Company is subject to covenants under its new structure, all calculated on a rolling four-quarter basis:

•	Senior secured net funded debt to EBITDA ratio not to exceed 2.5:1 for each quarter end;

•	Net funded debt to EBITDA ratio not to exceed 4.5:1 at each quarter end up to September 30, 2023 where the ratio will be adjusted to a maximum of 4.0:1 for each quarter after September 30, 2023; and

•	Interest coverage ratio for each quarter end not to be less than 2.5:1

The Transaction will be accounted for using the acquisition method pursuant to IFRS 3 “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition. The total consideration will be allocated to the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill.

The Company will begin consolidating the operating results, cash flows and net assets of Exterran from October 13, 2022 onwards. The purchase price allocation associated with the Transaction is based on Management’s best estimate of fair value. At this time, the purchase price allocation has not been finalized as the Company is still assessing the fair values of identifiable assets and assumed liabilities. The preliminary purchase price allocation will be determined and disclosed during the fourth quarter of 2022.

Dividends

Subsequent to September 30, 2022, Enerflex declared a quarterly dividend of $0.025 per share, payable on January 12, 2023, to shareholders of record on November 24, 2022. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited) | 2022 Quarterly Report	47

BOARD OF DIRECTORS FERNANDO ASSING 4 Director Houston, TX MAUREEN CORMIER JACKSON 5 Director Calgary, AB W. BYRON DUNN 2, 4 Director Dallas, TX JAMES C. GOUIN 6 Director Houston, TX MONA HALE 6 Director Edmonton, AB H. STANLEY MARSHALL 2, 3 Director Paradise, NL KEVIN J. REINHART 7 Chairman Calgary, AB MARC E. ROSSITER Director President and Chief Executive officer Calgary, AB JUAN CARLOS VILLEGAS 2, 4 Director Lo Barnechea, RM, Chile MICHAEL A. WEILL 1, 6 Director Houston, TX EXECUTIVES SANJAY BISHNOI Senior Vice President, Chief Finanical officer Calgary, AB DAVID IZETT Senior Vice President, General Counsel Calgary, AB PATRICIA MARTINEZ Chief Energy Transition Officer Houston, TX GREG STEWART President, USA Houston, TX MAURICIO MEINERI President, Latin America Houston, TX PHIL PYLE President, Eastern Hemisphere Abu Dhabi, UAE HELMUTH WITULSKI President, Canada Calgary, AB ROGER GEORGE President, Water Solutions Atlanta, GA 1. Chair of the Nominating and Corporate Governance Committee 2. Member of the Nominating and Corporate Governance Committee 3. Chair of the Human Resources and Compensation Committee 4. Member of the Human Resources and Compensation Committee 5. Chair of the Audit Committee 6. Member of the Audit Committee 7. Chair of the Board

SHAREHOLDERS’ INFORMATION COMMON SHARES The common shares of Enerflex are listed and traded on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. TRANSFER AGENT, REGISTRAR, AND DIVIDEND DISBURSING AGENT TSX Trust Company Calgary, AB, Canada and Toronto, ON, Canada For shareholder inquiries: TSX Trust Company 2001 Boul. Robert-Bourassa, Suite 1600 Montreal, QC, H3A 2A6, Canada Mail: PO Box 700 Station B Montreal, QC, H3B 3K3, Canada Tel: +1.800.387.0825 | +1.416.682.3860 Email: inquiries@astfinancial.com Web: astfinancial.com/ca-en All questions about accounts, share certificates, or dividend cheques should be directed to the Transfer Agent, Registrar, and Dividend Disbursing Agent. AUDITORS Ernst & Young | Calgary, AB, Canada INVESTOR RELATIONS Enerflex Ltd. Suite 904, 1331 Macleod Trail SE Calgary, AB, T2G 0K3, Canada Tel: +1.403.387.6377 | Email: ir@enerflex.com Requests for Enerflex’s Annual Report, Quarterly Reports, and other corporate communications should be directed to ir@enerflex.com.

ENERFLEX Head Office: Suite 904 1331 Macleod Trail SE Calgary, Alberta, Canada T2G 0K3 + 1.403.387.6377 ir@enerflex.com enerflex.com